FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 17, 2010 announcing that Registrant has signed an agreement to acquire Raysat Antenna Systems, LLC.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 18, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat announces agreement to acquire Raysat Antenna Systems

Acquisition of leading Satellite On The Move antenna company is part of Gilat's strategy to enter new military and defense markets

McLean, VA, March 17, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has entered into a definitive agreement to acquire Raysat Antenna Systems, (RAS), a leading provider of Satcom On The Move antenna solutions. The consideration for the acquisition is $25 million in cash and is expected to be completed within four to six months.

Upon completion of the acquisition, RAS's U.S. operation will operate under Spacenet Integrated Government Solutions (SIGS), a U.S.-based subsidiary of Gilat, focused on meeting the needs of the government satellite communications market.  RAS's international business will operate as a separate entity belonging to Gilat's worldwide operations and will continue to be managed by its current management. The acquisition is not expected to have a significant effect on Gilat's 2010 outlook with respect to earnings. The closing of the transaction is subject to certain regulatory approvals and other customary closing conditions.

The acquisition of RAS represents a milestone in Gilat's previously announced strategy to expand its business in the DoD and other defense markets.  RAS is a market leader in providing low profile and light-weight antennas and complete system solutions to the rapidly growing Satcom On The Move market.  Low profile antennas are critical in meeting the stringent requirements of the U.S. DoD and other government and military markets around the globe.   RAS products are modem agnostic and can work in a variety of network architectures.

RAS has a diverse global customer base which includes the civil defense sectors such as first responders, emergency response, police departments and state and local government agencies. With synergistic customer bases, RAS and Gilat expect to leverage each other's sales reach to further augment their market position.

The RAS acquisition is strategically in line with Gilat’s recent introduction of its Spacenet Integrated Government Solutions (SIGS) division, headed by Susan Miller.  SIGS was created specifically to provide fully integrated end-to-end communications solutions that meet and exceed the mission-critical needs of the Defense, Intelligence, Homeland Security, Public Safety, Federal and Civilian Government agencies.  RAS already works with  customers in these markets, including the U.S. DoD as well as integrators and service providers in the U.S. and internationally.

“RAS is a very exciting addition to the Gilat business," said Amiram Levinberg, Chairman and CEO of Gilat Satellite Networks Ltd.  "With this acquisition, we plan to bring together two innovative leaders in the industry with complementary technologies.  We believe that this partnership will lead to a new level of high speed, highly mobile communications for the military, emergency response organizations, and other markets with a need for fast, flexible, on the move communications. We look forward to addressing new opportunities with RAS in the government and military markets. We also look forward to broadening our scope in these markets by investing in additional opportunities as they arise."

Upon closing of the acquisition, David Gross, CEO of RAS, with over 40 years of experience in the U.S. defense industry - co-founder and former President of a leading defense company, DRS Technologies - will join Gilat's Spacenet Integrated Government Solutions', (SIGS) management team in the U.S. and will continue to focus on expanding the presence of RAS and SIGS in the U.S. DoD market.

Commenting on the acquisition, David Gross said, “Enabling the cost effective transfer of real-time broadband data, voice and video, to and from moving vehicles via satellite is critical to the evolving strategy of the U.S. military.  The combination of RAS's Satcom On The Move expertise and Spacenet's extensive broadband satellite networking experience will provide customers with optimal value and robust solutions to address the needs of this expanding market."

About Raysat Antenna Systems
RaySat Antenna Systems (RAS), LLC is a privately held US company that specializes in the development, marketing, sales and support of in-motion, low-profile, 2-way satellite antenna systems. RAS’s antennas are specifically designed for the needs of Satcom-On-The-Move (SOTM), military mobile communications, homeland security (HLS), search & rescue, governmental organizations, DSNG, trains, asset tracking, research & exploratory and general mobile satellite data communications.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

About Spacenet Integrated Government Solutions
Spacenet Integrated Government Solutions, a division of Spacenet Inc., is focused on delivering network and communications solutions to the Department of Defense, Homeland Security, the Intelligence community and other government related agencies.  Founded in 1981, Spacenet Inc. is one of the world’s leading providers of high-performance satellite and hybrid terrestrial networking solutions for US based enterprise, government and small office/small business customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today has more than 100,000 operational network endpoints for customers including many Fortune 500 companies and major government agencies. Spacenet’s services include its custom satellite and hybrid network solutions for enterprise and government; Connexstar™ VSAT services for primary, backup and disaster recovery networks; and StarBand® broadband Internet by satellite. Spacenet, serving customers for over 26 years, is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean, Virginia; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT).

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; kimk@gilat.com
SIGS Media Contact:
Jon Douglas, Phone: (703) 848-1221; jon.douglas@spacenet.com